UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25           SEC File Number 1-13636
                                                       CUSIP Number: 586579 10 4
                           NOTIFICATION OF LATE FILING

(Check One):|_| Form 10-K and Form 10-KSB |_| Form 11-K |_| Form 20-F |X| Form 10-Q and Form 10-QSB |_| Form N-SAR
                              For the  Period  Ended:  March 31,  1997
                          [ ] Transition   Report   on   Form   10-K
                          [ ] Transition   Report   on   Form   20-F
                          [ ] Transition   Report   on   Form   11-K
                          [ ] Transition   Report   on   Form   10-Q
                          [ ] Transition Report on Form N-SAR
                              For the Transition Period Ended:__________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________

PART I -- REGISTRANT INFORMATION

Mendocino Brewing Company, Inc.
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Full Name of Registrant


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Former Name if Applicable

P.O. Box 400, 13351 South Highway 101
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Address of Principal Executive Office (Street and Number)

Hopland, California 95440-0400
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City, State and Zip Code



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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         |   (a)   The reasons  described  in  reasonable  detail in Part III of
         |         this form could not be eliminated without unreasonable effort
         |         or expense;
         |
|X|      |   (b)   The subject annual report,  semi-annual  report,  transition
         |         report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof,
         |         will be filed on or before the 15th calendar   day  following
         |         the prescribed due date; or the subject  quarterly  report or
         |         transition report on Form 10-Q, or portion  thereof  will  be
         |         filed on or before the fifth calendar day following |the pre-
         |         scribed due date; and
         |
         |   (c)   The accountant's statement or other exhibit required by  Rule
         |         12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Due to temporary and unusual circumstances, including without limitation simultaneous audits by its independent auditors and the Internal Revenue Service, administrative staff of the registrant had insufficient available resources to compile and analyze its financial data in sufficient time to file Form 10-QSB for the quarterly period ended March 31, 1997 by the May 15, 1997 deadline.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                        Nelson D. Crandall                415-462-4700
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                              (Name)              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

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

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant's sales during the first quarter of 1997 were $1,051,500 compared to $683,900 in 1996. Net loss for the first quarter of 1997 was $122,400 compared to a net loss of $112,800 in the same period in 1996.

                   Mendocino Brewing Company, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


         April 15, 1997                 /s/ Norman H. Franks
Date:    -----------------------    By  ----------------------------------------
                                        Norman H. Franks
                                        Vice President and Chief Financial
                                        Officer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

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